Exhibit 99.1

Volvo Group First Commercial Vehicle Manufacturer to Introduce AUTOSAR

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 26, 2007--Regulatory News:

    Through the new software standard AUTOSAR (AUTomotive Open System ARchitecture), the Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) will open up for new software suppliers. In addition to the traditional suppliers, independent and innovative software developers could become part of Volvo Group's supplier base.

    "AUTOSAR gives the automotive industry the possibility to combine software applications from one supplier with hardware from another supplier. This is to be compared to how different programs can be installed in a desktop PC," says Anders Ydergard, Senior Vice President Vehicle Research and Development, Volvo Group.

    Traditionally, the Automotive OEMs have relied on suppliers delivering complete solutions, control units with built-in software and thereby less flexibility. Through the AUTOSAR cooperation in the automotive industry, there is now a standard specifying a hardware-independent software interface. The relation with the hardware supplier will remain but as it will be possible to add any software, a wide range of new suppliers can enter the market - from big suppliers in the telecom industry to small entrepreneurial companies.

    The Volvo Group joined the AUTOSAR partnership in 2004 and the current status of the standard is now judged by the Volvo Group as suitable for use in development projects. All embedded software development for vehicles developed by the Volvo Group will conform to the AUTOSAR standard.

    "The Volvo Group is an active player in the industry standard development and we certainly believe in the AUTOSAR platform," says Anders Ydergard. "We currently have a dialogue with our suppliers in this matter and since we are the first to implement the standard we are looking forward to a creative discussion with new and existing partners."

    Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

    AB Volvo (publ) may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 9.45 a.m, November 26, 2007.

    The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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    CONTACT: Volvo Group
             Anders Ydergard, +46 66 11 99